Phone:	(561)417-8100
Fax:	(561)417-8101
Email:	distefano@BlankRome.com

September 21, 2007

Larry Spirgel, Esquire
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:

Tactical Solution Partners, Inc.
Registration Statement on Form 10-SB

Filed July 6, 2007

File 0-52719

Dear Mr. Spirgel:

On behalf of our client, Tactical Solution Partners, Inc. (the “Company”), attached are the Company’s responses to the comments raised by the Staff of the Division of Corporation Finance by letter dated August 3, 2007 (the “Comment Letter”). The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below:

Special Note Regarding Forward-Looking Statements, page iii

1.

Please remove the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. The company is not eligible to rely on those safe-harbors because Tactical Solutions is not subject to the reporting requirements of Sections 13(a) and 15(d) and the company appears to be an issuer of penny stock.

The forward-looking statements note on page iii has been revised as requested.

 www.BlankRome.com

Delaware   •   Florida   •   Hong Kong   •   New Jersey   •   New York   •   Ohio   •   Pennsylvania   •   Washington, DC

September 21, 2007

Item 1. Description of Business, page 1

2.

Revise to add a section at the beginning of your “Description of Business” section to summarize the January 2006 Share Exchange. Disclose the material terms of the transaction, describe the payments made, expenses, loans to officers that you incurred, and securities issued in connection with that transaction. When providing this disclosure, please avoid using legalistic language. Summarize and clarify the business purpose of the various agreements that were executed on or around the date of the share exchange, including (for example) that restricted stock grants on January 19, 2006 (page F-20), the loans officers made in December 2005 that were repaid in January 2006 (page F-16), as well as the additional loans officers made to the company in January 2006 (page F-16).

The description of business at page 1 has been revised as requested. However, management of the Company has indicated that there were no material expenses associated with the Share Exchange and thus the Company has not addressed expenses of the Share Exchange in the revised discussion.

3.

When summarizing the recent reverse merger, also discuss the legal disputes that appear to have arisen as a result of the transaction, such as the lawsuit filed by Adorno & Yoss, LLP and the disputes arising between Messrs. Cornwell and Harary. Clarify the relationship between your company (or American Financial Holdings Inc.) and Messrs. Harary and Cornwell, describe the services those two individuals provided, discuss whether Adorno & Yoss, LLP filed the complaint in interpleader on behalf of Tactical Solutions, and summarize the nature of the dispute between the parties (rather than simply identifying the property that is the subject of the dispute).

The description of business at page 1 has been revised as requested to include a summary of the legal dispute.

For further clarification, the law firm of Adorno & Yoss, LLP filed an action in interpleader on their own behalf as an escrow agent and not on behalf of the Company.

Joseph Cornwell alleged in the legal dispute pleadings that he was entitled to payment of finder’s fees from Paul Harary for introducing the principals of AFHI and Pelican leading to the consummation of the Share Exchange. Management of the Company, however, is not aware of any agreements, written or verbal, between Pelican or AFHI or any other party and Mr. Cornwell for payment of a finder’s fee or payment for any type of consulting services. In order to minimize its legal fees and expenses, the Company determined the best course of action was to settle the legal dispute through issuance of 250,000 shares of its Common Stock to Mr. Cornwell. Neither did the Company have any agreement with Mr. Harary, a significant stockholder of AFHI and current stockholder of the Company, in connection with the Share Exchange.

September 21, 2007

4.

We note that you include industry research for estimated data and other figures, cited throughout the document, such as those provided by Civitas Group, LLC and data obtained from government sources. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support.

The marked copies of supporting materials are being provided to the Staff supplementally.

5.

Disclose prominently your net losses for the most recent interim period and the fiscal year ended December 31, 2006.

As requested, the Company has provided disclosure regarding its losses for the fiscal year ended December 31, 2006 and the interim period ended June 30, 2007 in the description of business section.

Our Company, page 1

Customers, page 1

6.

To provide context, please disclose the percentage of revenues generated from each customer you list.

As requested, the Company has provided the disclosure regarding the percentage of revenues for its customers in the business section under Pelican Mobile Division “Customers.”

Tactical Solutions Options Division, page 2

7.

We note that your Tactical Solutions Options Division is under development. We also note the description of the products and services that you plan to provide. Please disclose what will be required to develop this division and to provide the products and services you list. Discuss your planned stages of development of this division and the time frame and anticipated amount of funding needed to implement each stage. Expand your management’s discussion and analysis to discuss how your planned development of this division will impact your results of operations and liquidity and capital resources.

As requested, the Company has revised the disclosure on page 2 regarding the planned stages of development of the TSO division. The Company has also updated Management’s Discussion and Analysis to discuss how the Company’s planned development of the TSO division will impact the Company’s results of operations and liquidity and capital resources.

September 21, 2007

Financial Synopsis, page 4

8.

We note your disclosure here and elsewhere in the document (e.g., page 15) that assumes your receipt of awards from various branches of the U.S. military. Discuss the likelihood that these contracts will be awarded, summarize the nature of these contracts, and quantify (if known) the dollar amount of the contracts you anticipate will be awarded.

As requested, Company has revised the disclosure on page 4 regarding the likelihood that certain contracts will be awarded, the nature of the contracts and the potential value to the Company if awarded.

Acquisition Strategy, page 5

9.

Clarify here, as you do on page 15, that you “may need as much as an aggregate of $15 million in funding to complete our long-term strategy of acquiring personnel and complementary businesses and the resources necessary for our performance under government contracts we believe may be awarded.”

The Company has revised the disclosure on page 5 and page 15 to indicate that while the Company will require additional funding if the Company is to pursue its long-term strategy of acquiring personnel and complementary businesses, the amount of the funding needed is not estimable at this time.

Key Customers, page 6

10.

Please disclose the extent to which the customers that accounted for more than ten percent of your net sales in 2005 also accounted for more than ten percent of your net sales in 2006. Tell us what consideration you have given to disclosing these material customers.

As requested, the Company has revised the disclosure to include the names of the Company’s key customers accounting for more than ten percent of the Company’s net sales in each of 2006 and 2005.

September 21, 2007

Item 2. Management’s Discussion and Analysis of Financial Condition and Plan of Operation, page 14

Results of Operations, page 16

11.

In your discussion of revenues for all periods presented, you discuss changes without quantifying or indicating the relevant weight of the factors that resulted in the change. For example, you mention the increase in revenue and operating costs was due to the increase “in the number of new police, fire and emergency medical customers...”, but you neither quantify the increase, nor indicate the relevant weight of volume or price or particular models in the product line to the overall increase. Therefore, please provide a more detailed discussion of the material components of revenue growth for all periods presented. Further, with respect to your explanations of gross profit, revise to:

•

clearly disclose and quantify each material factor that contributed to the change in operating costs, for example, variable or fixed costs;

•

provide insight into the underlying business drivers or conditions that contributed to these changes; and

•

describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

Please refer to Item 303 of Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

As requested, the Company has revised the Management’s Discussion and Analysis of Financial Condition and Plan of Operation disclosure to include a more detailed discussion of revenue growth and explanation of gross profit.

Stock-based Compensation Expense, page 17

12.

Explain the reasons for the board’s decision to accelerate the vesting of restricted shares that had been granted to two of your officers and the former President and CEO.

On January 19, 2006, in connection with the Share Exchange, the Company issued an aggregate of 13.1 million restricted shares of Common Stock to certain of its executives and key

September 21, 2007

employees as equity incentive compensation for performance to be rendered, including 100,000 fully vested shares to the former President of AFHI for services rendered, on behalf of the reorganized company. In accordance with the restricted stock arrangements, ownership of the remaining 13 million shares was not to vest in the executives and key employees to whom they were issued until the fourth anniversary of the executive’s or key employee’s employment, unless vesting was accelerated by our board of directors, in its discretion, prior to that date. On August 31, 2006, the Company accelerated vesting with respect to 4,740,192 shares under the restricted stock awards in consideration of past performance and services rendered to the Company and to compensate them under a personal guaranty arrangement made between certain of our officers/stockholders under an accounts receivable financing facility. The remaining 8,259,808 shares of Common Stock are subject to vesting over a four year period ending on January 19, 2010.

The Company has revised the disclosure in this section on page 17 to include the reasons for the board’s decision to accelerate the vesting of the restricted shares.

Security Ownership of Certain Beneficial Owners, page 24

13.

Identify the natural person(s) who exercise voting or investment control over the shares that Legesi [sic] Marketing, LLC beneficially owns. Also disclose, in footnote (1), the exercise price of the warrants.

As requested, the Company has revised the footnote disclosure to include the natural person who exercises voting or investment control over the Legisi Marketing, Inc. shares and the exercise price of the warrants.

Financial Statements for the fiscal year ended December 31, 2006

Note 5—Summary of Significant Accounting Principles—Revenue Recognition, page F-10

14.

Tell us and disclose whether your product sales include maintenance or service contracts, and if they do, tell us and disclose how and when you recognize revenue from such activity. Please provide the relevant accounting literature in your response.

As requested, the Company has revised the disclosure in this section on page F-10 to more clearly indicate that its product sales do not include maintenance or service contracts.

September 21, 2007

Note 12—Stockholders’ Equity, F-19

Securities Purchase Agreement and Warrants

15.

In order to clarify your disclosure, please provide us with the facts and circumstances surrounding the securities purchase agreement, including the economic purpose of the transaction.

In January 2007, a significant stockholder, who is not an employee of the Company, agreed to sell approximately 2.5 million shares of the Company’s Common Stock to a group of private investors introduced to the Company and the stockholder by Company’s financial advisor Sierra Equity Group, Ltd. Inc. The stockholder agreed to sell his shares to the investors introduced by Sierra as a means of assisting the Company in its efforts to restructure its equity holdings in anticipation of undertaking future debt and/or equity financing transactions. In exchange for the stockholder’s agreement to sell these shares, the Company issued to the stockholder, certain rights, to purchase up to 2.5 million shares of the Company's Common Stock over specified periods of time. Accordingly, the Company recorded a $1,930,110 charge for the fair value of the rights it issued as an inducement to the stockholder to enter into this transaction, which is included in the statement of operations for the six months ended June 30, 2007.

16.

Regarding your accounting for the warrants issued on January 31, 2007, please provide us with your EITF 00-19 analysis. Please note that if a contract includes a provision that could require the company to pay cash to settle the warrants, the warrants must be classified as a liability. Also, the company is not permitted to consider the likelihood of the event that would trigger cash settlement. (See par. 12 to 32 of EITF 00-19).

In accounting for all its warrants, the Company has informed us that it has conducted an EITF 00-19 analysis to determine proper equity or liability classification. For the warrants issued on January 31, 2007, the Company determined that these warrants should be classified as equity. The Company adheres to the requirements of EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,” and SFAS 133 “Accounting for Derivative Instruments and Hedging Activities,” with respect to its accounting for derivative financial instruments. Accordingly, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). Conversely, the Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

September 21, 2007

Applying the above noted principles, the Company performed an analysis of the warrants issued on January 31, 2007, to assess their proper measurement and classification at (i) their date of issuance and (ii) subsequent reporting dates. The Company applied this analysis using the guidance enumerated in paragraphs 12 through 32 of EITF 00-19. Based on this analysis, the Company determined that the warrants qualify for classification as equity instruments at (i) their date of issuance and (ii) each subsequent reporting date through June 30, 2007 because these contracts do not contain any provisions that provide for a net cash settlement at the option of the holder and there are also no conditions in which the Company would be required to assume that a net cash settlement alternative could be required. The contractual terms of the warrants provide for share settlement only at the option of the Company. In addition, the Company is not precluded from settling these warrants in unregistered shares of stock in the event that any of the holders elect to exercise their warrants prior to the time that the Company may effectuate a registration of the underlying shares of Common Stock. Furthermore, the Company has available 33,084,422 authorized and unissued shares currently and 19,345,000 reserved for issuance upon the exercise of options and warrants. The Company therefore has shares of Common Stock available settle the warrants after considering all other commitments that may require the issuance of stock during the maximum period the contract could remain outstanding. Furthermore, the warrants contain an explicit limit of 1.0 million shares of Common Stock required to be delivered upon exercise of the warrants.

To provide additional clarification, the Company has revised its critical accounting policy disclosure to include its classification methodology of Common Stock Purchase Warrants and Other Derivative Financial Instruments.

Placement of Investment Units

17.

Addressing all applicable accounting literature, please clarify for us your accounting of the investment units issued in March and April 2007. As warrants were issued as part of the units, tell us whether or not they qualified as derivatives and whether liability or equity classification is appropriate.

To summarize, during the six months ended June 30, 2007, the Company received funding under a private placement of Units (the “Units”). Each Unit was sold at a price of $0.50, with each Unit consisting of two shares of Common Stock, par value $0.0001, (the “Common Stock”) and a warrant to purchase one share of Common Stock at a price of $0.39 per share (the “Warrants”). The Company issued a total of 20,400,000 shares of Common Stock and Warrants to purchase a total of 10,200,000 shares of our Common Stock.

September 21, 2007

In accounting for the financing transaction, the Company analyzed the Common Stock and Warrants issued as components within the Units. Based on this analysis, the Company determined that the Warrants, which are separable from the shares of Common Stock, are free-standing derivatives that are both indexed to, and will potentially be settled in, shares of Company’s Common Stock.

As noted above, the Company would like to advise the Staff that it adheres to the requirements of EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,” and SFAS 133 “Accounting for Derivative Instruments and Hedging Activities,” with respect to its accounting for derivative financial instruments. As stated previously in comment 16, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). Conversely, the Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

Applying the above noted principles, the Company performed an analysis of the Warrants issued in this transaction to assess their proper measurement and classification at (i) their date of issuance and (ii) subsequent reporting dates. The Company applied this analysis using the guidance enumerated in paragraphs 12 through 32 of EITF 00-19. The details of this analysis, which the Company made for each of its separate derivative contracts, are included in the response to comment 16. Based on this analysis, the Company determined that the Warrants issued as a component of the Units qualify for classification as equity instruments at (i) their date of issuance and (ii) each subsequent reporting date through June 30, 2007 because these contracts do not contain any provisions that provide for a net cash settlement at the option of the holder and there are also no conditions in which the Company would be required to assume that a net cash settlement alternative could be required. The contractual terms of the Warrants provide for share settlement only at the option of the Company. In addition, the Company is not precluded from settling these Warrants in unregistered shares of stock in the event that any of the holders elect to exercise their warrants prior to the time that the Company effectuates a registration of the underlying shares of Common Stock.

Further, the Company determined that the Warrants meet the scope exception of SFAS 133 paragraph 11 (a) which states that SFAS 133 excludes “Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position.” Accordingly, the Warrants issued in this transaction were measured at their fair value on their date of issuance and reported in permanent equity without any subsequent recognition for changes in fair value in accordance with EITF 00-19.

September 21, 2007

The Company would further like to advise the Staff that it is aware of its obligation to periodically reassess the classification of derivatives in accordance with EITF 00-19 and (in accordance with its internal accounting policy) will continue monitoring its derivatives to ensure their proper classification in future reporting periods.

Exhibits

18.

Please file your supply agreement with Panasonic Computer Company, or tell us why you are not required to file this supply agreement as an exhibit.

As requested, the Company has filed the letter confirming its arrangement with Panasonic Computer Company.

19.

We note your disclosure in a risk factor on page 12 that the loss of one or more of your significant customers (including government agency contracts within the state of Maryland) could have a material adverse effect on your business and consolidated results of operations. Please file all of the agreements with Maryland government agencies, as required by Item 601(b)(10)(i)(B), or advise us why you are not required to file those agreements.

The Company filed the State of Maryland Contract No. DBM-0106-RADEQ, which provides Maryland state agencies the option to purchase mobile computer and communications equipment from the Company at established pricing levels. There are no minimum amounts any state agency must purchase from the Company in order to receive these pricing levels. To purchase equipment from the Company under the State of Maryland Contract No. DBM-0106-RADEQ, the various state agencies do not enter into additional contracts with the Company. Rather, the state agencies will issue purchase orders to the Company for the desired equipment.

20.

File the strategic partnership agreements summarized on page 5, or tell us why you are not required to file those agreements as exhibits.

As requested, the Company will file all of the strategic partnership agreements summarized on page 5 as exhibits to the amended Form 10-SB, and has requested confidential treatment of certain redacted portions of the teaming agreements under separate cover.

September 21, 2007

If any member of the Staff has any questions, please do not hesitate to contact the undersigned at 561-417-8117.

Very truly yours,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

cc:

Richard Sajac

Ryan Kirch

Michael Joseph, Esq.

Bruce Rosetto, Esq.